February 2, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Salem Communications Corporation

Form 10-K for the year ended December 31, 2010

Filed March 11, 2011

File No. 000-26497

Dear Mr. Spirgel:

We have received your comment letter dated December 12, 2011, related to the above-mentioned filing of Salem Communications Corporation.  With respect to the item in this letter, and our conference calls on January 9, 2012 and January 26, 2012, we provide the following response.  To assist your review, we have included the text of the comment in italics below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2 – Impairment of Goodwill and Indefinite-Lived Intangible Assets

We note that for market clusters that do not meet the first or second test benchmarks described in the fourth and fifth paragraph of this note, you engage an independent third-party appraisal valuation firm to perform an appraisal of your broadcast licenses assuming a hypothetical start-up income approach.  It appears to us that you are using this methodology as a preliminary screening to determine whether you need to engage an independent third party valuation firm to perform the annual impairment test required by ASC 350-13-18.  In this regard, it appears that the use of this approach does not meet the requirement of ASC 350-35-18 which requires a comparison of the fair value of an intangible asset with its carrying value at least on an annual basis.  Therefore, we believe that you should use the hypothetical start-up income approach described in the sixth paragraph of this note to determine the fair value of all your market clusters in determining whether you need to record an impairment of your licenses.

RESPONSE

We agree that ASC 350-30-35-18 requires intangible assets that are not subject to amortization be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount.  If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

In order to complete this test for impairment, Salem must determine the fair value of the reporting unit or market being tested.  In response to the staff’s comment, we have applied the start-up income approach to determine fair value for all of our FCC licenses in each of our markets for the reporting periods ending December 31, 2008, 2009, and 2010.

The start-up income approach measures the expected economic benefits that the broadcast licenses provide and discounts these future benefits using a discounted cash flow analysis. The discounted cash flow analysis assumes that the broadcast licenses are held by hypothetical start-up stations and the values yielded by the discounted cash flow analysis represent the portion of the stations value attributable solely to the broadcast license.  The start-up income approach incorporates variables such as projected revenues, operating profit margins, and a discount rate.  Impairment losses are recognized if the carrying amount exceeds the estimated fair value as determined.

For 2010, we engaged Bond & Pecaro to perform valuations for all markets that they had not previously valued during our 2010 year-end test work.  For 2008 and 2009, utilizing data from Bond & Pecaro and BIA/Kelsey, we prepared start-up income approach valuations for all markets that had not previously been valued by Bond & Pecaro during each respective year’s year-end test work.  We applied the start-up income approach to these years utilizing the assumptions and market expectations that were applicable at that time based on previously obtained third-party information.  This information includes the weighted average cost of capital, share of market revenue, estimated gross profit margins and estimated tax rates.  We also referred to the BIA/Kelsey annual market reports as of each period for the then applicable projected radio revenues for each of our markets.  The results of these additional valuations performed using the start-up income approach for 2008, 2009 and 2010 did not result in impairments beyond those amounts previously recognized.

We believe that our application of the start-up income approach to each year back to 2008 is an adequate time frame to test for potential impairments.  As the most recent economic downturn began during the year ending December 31, 2008, testing as of this period reflected significantly lower revenue projections, reduced growth rates and the higher weighted average cost of capital as compared to any other applicable prior period.  As a result, the fair value estimates as of the 2008 testing period were significantly lower due to these negative economic factors.  We believe that the fair value of all FCC licenses as of the years ending December 31, 2007, and prior would be significantly higher based on the then applicable market revenue projections and weighted average cost of capital.  Because our tests for years 2008, 2009 and 2010 did not result in impairments beyond those already recognized, we feel that applying the start-up income approach in years 2007 or prior would provide no economic value or changes in our financial results.

As requested by the Commission, Salem Communications Corporation acknowledges that:

•

Salem Communications Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

Salem Communications Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (805) 384-4512 with any questions or if you require further information.

Sincerely,

___/s/  EVAN D. MASYR

Evan D. Masyr

Senior Vice President and Chief Financial Officer

cc:

Securities and Exchange Commission

Carlos Pacho

Kenya Wright Gumbs

Salem Communications Corporation

Dennis M. Weinberg

Christopher J. Henderson

Scott R. Hunter

Gibson, Dunn & Crutcher LLP

Thomas D. Magill

Singer Lewak LLP

Harmeet Singh

Jessica Golden